EXHIBIT 99.34

CONSENT OF SRK CONSULTING (CANADA) INC.

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual on Form 40-F being filed by Mercator Minerals Ltd. (the “Corporation”) with the United States Securities and Exchange Commission in connection with (1) the Preliminary Economic Assessment El Creston Project Opodepe, Sonora, Mexico dated December 16, 2010 (the “PEA Report”) and (2) the annual information form of the Corporation dated March 30, 2012, which includes reference to our name in connection with information relating to the PEA Report and the properties described therein.

Date: March 30, 2012

SRK CONSULTING (CANADA) INC.
By: /s/ Wayne Barnett Title: Practice Lead: Geology